4-19-02



02006373

SECURITIE[S AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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4/19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51046



SEC MAIL
RECEIVED
PROCESSING
APR 19 2002
WASH D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMS International Inc

OFFICIAL USE ONLY
45348
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Flur Strasse 15
(No. and Street)

Berglangenbach Germany 55776
(City) (State) (Zip Code)

PROCESSED
APR 22 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Smith 011-49-6782-109681 / 011-49-6789-1377
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hannsz Harley Herman
(Name — *if individual, state last, first, middle name*)

Dorf Strasse 26 Rechtenbach Germany 35625
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Harley Herman Hannsz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMS International Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Independent Accountant

Title

____

Notary Public

This report** contains (check all applicable boxes):.

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMS INTERNATIONAL INCORPORATED

Flur Strasse 15
55776 Berglangenbach, Germany
B/D#45348

ANNUAL FINANCIAL REPORT

2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the stockholders and Board of Director's of BMS International Incorporated.

I have audited the accompanying statement balance sheet of BMS International of December 31, 2001 and the related statements of income, retained earnings, and the cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements and supporting information are the responsibility of BMS International's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presented. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMS International as of December 31, 2000, and the results of its operation and its cash flows for the year ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information in the Net Capital Schedule is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 1, 2002

____

Harley H Hannsz
Dorfstr. 26
35625 Rechtenbach, Germany

BMS INTERNATIONAL, INC.
BALANCE SHEET
December 31, 2001

Assets

Current Assets:	$		$
Cash	6,153.00		
Accounts Receivable (Less than 30 days)	366.00		
Total Current Assets			6,519.00
Property, Plant & Equipment:			
Equipment	4,985.00		
Less Accumulated Depr.	2,548.00		
		2,437.00	
Furniture	4,650.00		
Less Accumulated Depr.	2,216.00		
		2,034.00	
Total Property, Plant & Equip.			4,471.00
Intangible Assets:			
Organizational Cost	9,536.37		
Less Accunulated Amoritization	9,536.37		
Bal., Organization Costs		0.00	
Total Intangible Assets			0.00
Total Assets			10,990.00

Liabilities and Stockholder's Equity

Current Liabilities:	$	$
A/P-Commissions (Less than 30 days)	152.00	
Total Current Liabilities		152.00
Long-Term Liabilities		
Total Long-Term Liabilities		
Stockholder's Equity:		
Paid-in-Capital:		
Common Stock, $0.01 par, 2000 authorized, issued and outstanding		20.00
Additional Paid-in-Capital		27,073.00
Total Paid-in-Capital		27,093.00
Retained Earning's (Deficit)		(16,255.00)
Total Stockholder's Equity		10,838.00
Total Liabilities and Stockholder's Equity		10,990.00

BMS INTERNATIONAL, INC.

Income Statement

For the year Ended December 31, 2001

Revenue		
Net Commission Sales	$ 32,538.00	
Other Income:		
Registration & Fee income, Etc.	3,800.00	
Total Operating Revenue		$ 36,338.00
Operating Expenses		
Net Commissions	15,429.00	
Recruiting	6575.00	
Fee, Registration	848.00	
Office	20,469.00	
Postage & miscellaneous	420.00	
Depreciation	1944.00	
Total Operating Expenses		$ (45,685.00)
Net Income (Deficit)		**$ (9,297.00)**

BMS INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

For the year Ended December 31, 2001

Cash flows from operating activities:	$	$
Cash received form Clients	32,388.00	
Cash received from Registered Representatives (Registration, Fees, Etc.)	3,800.00	
Cash paid to Registered Representatives	(15,429.00)	
Cash paid for operating expenses	(21,963.00)	
Net cash provided (used) from operating activities:		(1,354.00)
Cash flows from investment activities:		
(No additional investment activities for 2001	0.00	
Net cash provided by investment activities:		0.00
Cash flows from financing activities:		
(There was no additional financing activities for 2001)	0.00	
Net cash provided for financing activities:		0.00
Net Increase in cash and cash equivalents		**$ (1,354.00)**
Cash and cash equivalents at beginning of year		**$ 7,507.00**
Cash and cash equivalents at end of year		**$ 6,152.00**

Reconciliation of net income to net cash provided by operating activities:

Net Income (Deficit)		$ (9,297.00)
Adjustments to reconcile net income to net cash provided:		
Deprecation	1,944.00	
Amortization	3,373.00	
Increase in Accounts Receivable	1,382.00	
Increase in Accounts Payable	1,244.00	
Increase in income tax payable	0.00	
Total adjustments		7,943.00
Net cash provided by Operations		$ (1,354.00)

BMS INTERNATIONAL, INC

Statement OF Retained Earnings

For the year Ended December 31, 2001

Beginning Retained Earnings 1-1-2001	$ (5,298.00)
Add: Net Income (Deficit)	$ (10,957.00)
Ending Retained Earning (Deficit)	$ (16,255.00)

BMS INTERNATIONAL, INC.
NET CAPITAL COMPUTATION
APPLICATION-BASIS ONLY

TOTAL ASSETS		$10,990.00
-LIABILITIES		152.00
=NET WORTH		10,838.00
-NON ALLOWABLE ASSETS		
Furniture & Equipment	$ 4,471.00	
TOTAL NON-ALLOWABLE ASSETS		4,471.00
=TENATIVE NET CAPTAL		6,367.00
-HAIRCUTS(Not applicable – Application-Basis Only)		0.00
=NET CAPITAL		$ 6,367.00
-REQUIRED NET CAPTAL		$ 5,000.00
=EXCESS NET CAPITAL		$ 1,367.00

BMS International, Inc. has maintained its Net Capital Requirement of 120% or more of the required $5,000 net capital.

Cash Accounts is also shown as supplement information.

BMS INTERNATIONAL, INC.

SCHEDULE OF CASH BALANCES

Reconciled to Bank Statements

(January 1, 2001 – December 31, 2001)

	Amount
Beginning Balance, January 1, 2001	**$7,506.93**
End of Months, 2001	
January	$7,624.00
February	$7,963.24
March	$8,451.82
April	$7,777.19
May	$6,229.12
June	$6,278.83
July	$7,743.61
August	$8,090.03
September	$9,874.21
October	$9,062.93
November	$8,756.73
Ending Balance, December	**$6,153.28**

NOTE:

- **Company maintained 120% of $5,000 at all times to meet Net Capital Requirements.**
- **All monthly book balances were reconciled to bank statements.**

BMS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

BALANCE SHEET

- **The Balance Sheet is presented reflecting the financial position of December 31, 2001. BMS has been a member of the National Association of Securities Dealers since October 6, 1998.**

- **Cash is primarily generated from commissions of sales.**

- **Accounts Receivables are accrued for 30 days**

- **The corporation only outstanding liabilities at balance sheet date of December 31, 2001 are current liabilities – account payable. Primary account payables are accrued commissions payable for 30 days.**

- **Tax liability – Quarterly tax forms have been mailed to the IRS: however, we have not prepared annual tax forms. We so not have a tax liability, as we incurred a loss of income. (Possibly a small fee to file).**

Depreciation

An accelerated depreciation method (MACRS) is used to depreciate furniture and equipment.

Amortization

Organizational costs are amortized using the straight-line method over a five-year period for tax purposes and book purposes.

Common Stock

The amount of stock issued and outstanding is $27,660, which consists primarily of additional paid-in-capital. Only one class of stock exists. The number of shares issued and outstanding is 2,000. The stock has a par value of one cent per share.

INCOME STATEMENT

- The corporation receives income from the retail sale of mutual fund shares and variable contracts, i.e. on an application basis only.
- The corporation has no mortgage or rent payments, (i.e., the home office is provided by the directors of the corporation, per written agreement).
- Operating expense, in addition to commission expense, are advertising and recruiting, postage and mailing, telephone/fax bills, insurance, supplies and office, travel, and other miscellaneous costs associated with the operations of the business.

RETAINED EARNING

- A deficit exits for retained earnings (third full year of operation).

CASH FLOW STATEMENT

- Changes in Cash Flows are from operating activities only for 2001.

NET CAPITAL REQUIREMENT

- Based upon the type of Securities business the S-corporation conducts, Application-Basis Only, the Net Capital requirement is $5,000. BMS International, Inc. must maintain 120% of net capital at all times, i.e., $6,000, allowable assets. The corporation maintained their Net Capital Requirement at all times during the year. (Please refer to supporting schedules).

OTHER INFORMATION, DISCLOSURES, and CONTIGENT LIABILITIES

- There are no additional disclosures that would affect the presentation of the financial statement at the close of business on December 31, 2001.

BMS INTERNATIONAL, INC.
DEPRECIATION SCHEDULE- 2001

Properties	Date Placed in service	Cost or Basis	Section 179 Expense	Method	Con-vention	% Per Tear	Rate or Table %	Depr. Prior Years	Curreny Year Depr.	Total Depr.	Balance
7-Yr. Property											
Furniture	10/1/98	4,500.00		200DB	MQ	Yr3-Qtr 1	15.31%	1,745.00	787.00	2,532.00	$1,968.00
Filing Cabinet	11/1/98	150.00		200DB	MQ	Yr3-Qtr 1	15.31%	58.00	26.00	84.00	$66.00
Total 7-Yr. Property								1,803.00	813.00	2,616.00	$2,034.00
5-Yr. Property											
Equipment	10/1/98	3,275.00		200DB	MQ	Yr3-Qtr 1	15.60%	973.00	629.00	1,602.00	$1,673.00
Rode Copy Machine	11/1/98	350.00		200DB	MQ	Yr3-Qtr 1	15.60%	104.00	67.00	171.00	$179.00
Computer	3/15/99	1,360.00		200DB	MQ	Yr3-Qtr 3	30.00%	340.00	435.00	775.00	$585.00
Total 5-Yr. Property								1,417.00	1,131.00	2,548.00	$2,437.00

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Hannsz, Harley Herman

70

ADDRESS Number and Street	City	State	Zip Code
Dorfstr. 26	35625 Rechtenbach	Germany	
71	72	73	74

Check One

( ) Certified Public Accountant 75

( ) Public Accountant 76

(X) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			